UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 3, 2006

Janet A. Silverman
Senior Counsel
Time Warner Inc.
One Time Warner Center, 14th Floor
New York, NY 10019-8016

Re: Time Warner Inc.
Incoming letter dated January 5, 2006

Dear Ms. Silverman:

This is in response to your letter dated January 5, 2006 concerning the shareholder proposal submitted to Time Warner by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, CA 94229-2707

TimeWarner

Janet A. Silverman
Senior Counsel

RECEIVED

2006 JAN -6 PM 3:54

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 5, 2006

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by the California Public Employees' Retirement System

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2006 annual meeting of stockholders (the "Proxy Materials") a proposal (the "Proposal") it received from the California Public Employees' Retirement System (the "Proponent"). The Proposal provides for the stockholders of the Company to urge the Company to amend its organizational documents to remove certain provisions requiring an 80% stockholder vote to amend the Company's By-Laws. After such amendments to the Company's organizational documents, any future By-law amendments would require the approval of either (i) a majority of the entire Company's board of directors (the "Board") pursuant to Article VII of the Company's Restated Certificate of Incorporation or (ii) a majority of the votes cast and entitled to vote pursuant to Section 9 of Article II of the Company's By-laws.

The Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal (the "Prior Proposal") previously submitted to the Company by another proponent that will be included in the Company's Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter, the Proposal (Exhibit A) and the Prior Proposal (Exhibit B). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. ◦ One Time Warner Center, 14th Floor ◦ New York, NY 10019-8016
T 212.484.7961 ◦ F 212.202.4124 ◦ janet.silverman@timewarner.com

Ground for Omission

The Proposal substantially duplicates a prior proposal that will be included in the Company's Proxy Materials, and the Proposal may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

The Company received the Proposal on December 6, 2005. As noted above, it urges the Company to amend its organizational documents to remove certain provisions requiring an 80% stockholder vote in order to amend the Company's By-laws, and its thrust is that the Company should remove a supermajority requirement in its organizational documents. The proposed amendment would have the effect of requiring only a majority vote of either the Board or the shares present and entitled to vote for any future By-law amendments. The Company received the Prior Proposal from William Steiner, naming John Chevedden as his proxy, on November 2, 2005. It requests that the Company "take each step necessary for a simple majority vote to apply" to *all* issues submitted to stockholder vote. The broad terms of the Prior Proposal essentially request that the Company act to remove all supermajority requirements in its organizational documents, which would include amending the Company's articles of incorporation to remove the provision that requires an 80% stockholder vote to amend the Company's By-laws. The Company will include the Prior Proposal in its Proxy Materials. It is the Company's view that the Proposal substantially duplicates the Prior Proposal that will be included in the Company's Proxy Materials and, therefore, may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the exclusion from the Company's Proxy Materials of any stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Company's Proxy Materials for the same meeting. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals. *See Constellation Energy Group, Inc.* (February 19, 2004); *Wells Fargo & Company* (February 5, 2003). The Staff has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that stockholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Exchange Act Release No. 34-12999* (November 22, 1976).

Rule 14a-8(i)(11) does not require that a proposal be identical to a previously submitted proposal for it to be excluded from the Company's Proxy Materials. The Staff has consistently indicated that proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Comcast Corporation* (March 22, 2005) (a proposal requesting that the company's board amend the company's charter to require that the chairman of the board be an independent director who has not previously served as an executive officer of the company was substantially duplicative of a proposal requesting that the company's board adopt a resolution requiring that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities); *The Home Depot, Inc.* (February 28, 2005) (a proposal requesting that the company's compensation committee adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting was substantially duplicative of a proposal requesting that the compensation committee adopt a performance and time-based restricted share grant program for senior executives that included specific time- and performance-based vesting features). Implicit in the "principal thrust or focus" test is the concern that the presence of multiple proposals in the same proxy statement that address the same issue in different terms creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. *See General Electric Company* (January 22, 2003). Thus, while Rule 14a-8(i)(11) protects stockholders from the confusion caused by substantially duplicative proposals, it also protects a board from being placed in a position where it cannot effectively consider or implement the stockholders' will because the proposals request different board actions. For example, in *Monsanto Company* (February 7, 2000), the company received two proposals, both of which the company interpreted as seeking to eliminate its classified board. The first proposal requested that the entire board be elected at every third annual meeting, and the second proposal requested that all of the directors be elected each year. The Staff, in permitting the company to exclude the second proposal from its proxy statement under Rule 14a-8(i)(11), noted that "shareholder approval of both proposals would require the board to choose between an annual and triennial timetable for election of candidates for seats on a declassified board."

The Proposal substantially duplicates the Prior Proposal because, although their terms and scope are nominally different, the principal thrust and focus of each of the proposals is to adopt a majority voting regime in place of the existing supermajority voting thresholds. The Prior Proposal seeks to adopt majority voting on all matters submitted to stockholder vote, while the Proposal seeks to implement majority voting with respect to By-law amendments.

Moreover, if stockholders took opposing positions on the two proposals, that is, if they adopted the Prior Proposal but rejected the Proposal, they would be requesting contradictory board action, and the Company's Board would be unclear as to stockholders' intent on the issue. In this scenario, stockholders could have requested that a simple majority voting regime apply for "each issue that can be subject to shareholder vote," but at the same time have requested that such a regime not apply for By-law amendments, which are also subject to stockholder vote.

If stockholders approved both proposals, there would still be the potential for contradictory outcomes. Approval of the Prior Proposal would require the Board to choose how to apply a 51% voting standard from the possible approaches of counting all votes cast, all outstanding shares entitled to vote or all shares present and entitled to vote on a matter. In contrast, the Proposal implicitly requests the last alternative of greater than 50% of the shares present and entitled to vote because, if the By-laws were amended as proposed, future By-law amendments would be subject to the default voting provisions of Section 216(2) of the Delaware General Corporation Law. Thus, the Prior Proposal, by subsuming, yet at the same time potentially conflicting with the terms of the Proposal, creates the precise conflict that *Monsanto Company* sought to avoid.

For these reasons, the Company respectfully submits that the Proposal be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11).

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reason. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7961.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Janet A. Silverman

Janet A. Silverman
Senior Counsel

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
P.O. Box 942707
Sacramento, CA 94229-2707

EXHIBIT A

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 5, 2005 **OVERNIGHT MAIL**

Time Warner Inc.
Attn: Corporate Secretary
One Time Warner Center
New York, NY 10019

Re: Notice of Shareowner Proposal

Dear Corporate Secretary:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Greer for
PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager - CalPERS
Richard D. Parsons, Chairman & CEO – Time Warner, Inc.

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 21,000,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Time Warner, Inc. ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to delete the second sentence of Article VII of the Company's Restated Certificate of Incorporation and the second sentence of Article XI of the Company By-Laws. This change would remove the 80% of outstanding shares voting requirement for shareowners to amend the Company's By-Laws.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 21,000,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would make the Company more accountable to shareowners by removing supermajority requirements that make it very difficult, if not impossible, for shareowners to amend the Company's bylaws.

As it currently stands, the affirmative vote of 80% of the outstanding shares of the Company is required for shareowners to amend the Company's bylaws. When you consider abstentions and broker non-votes, such a supermajority vote can be almost impossible to obtain. For example, a proposal to declassify the board of directors filed at Goodyear Tire & Rubber Company failed to receive a majority of outstanding shares even though approximately 90 percent of votes cast were in favor of the proposal. In other words, the Company's 80% requirement has disenfranchised shareowners by, in essence, taking away their right to amend the Company's By-Laws as allowed by Delaware law. While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareholders, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners.

This supermajority requirement is clearly outside the range of good corporate governance practices. In fact, only 6% of the Russell 1000 have a supermajority requirement greater than 75% to amend bylaws.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareholders are willing to pay a premium for shares of corporations that have excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to remove its supermajority requirements, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance. Considering the Company's five year stock performances was a negative 55% as of November 30, 2005 (approximately the date this proposal was submitted with the Company), action is warranted.

We urge your support FOR this proposal.

STATE STREET.
Serving Institutional Investors Worldwide℠

State Street California, Inc.
Institutional Investor Services
1001 Marina Villiage Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

December 5, 2005

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of Time Warner Incorporated, having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 5th day of December, 2005 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Business Analyst

EXHIBIT B

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
Phone: 212 484-8000

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner — 10/13/05
William Steiner — Date

cc: Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Fax: 212 489-6183
Susan Waxenberg
Assistant Secretary
212-484-7350
212-937-3594

[November 1, 2005]
3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org, with $3 trillion invested by members, formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example if 79% vote to improve our corporate governance and only 1% vote no — only 1% could force their will on the overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one forward step and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  "F" in Overall Board Effectiveness.
  "F" in CEO Compensation.
  "D" in Takeover Defenses.
  "D" in Accounting.
  "D" in Strategic Decisionmaking.
Overall Governance Risk Assessment = High

• We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
• We had to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
• Cumulative voting was not allowed.
• There are too many active CEOs on our board with 6 – Independence concern and over-commitment concern.
• Four directors had non-director relationships with our company – Independence concern.
• Four directors served on 4 to 6 boards each – Over-commitment concern.

Additionally:
• Three of our directors were rated "problem directors" by The Corporate Library:
  1) Mr. Caufield – because he chaired the our Board's executive compensation committee, which received a CEO Compensation grade of "F" by TCL.

2) Mr. Parsons – because he chaired the Citigroup executive compensation committee with a track record of overcompensation.
3) Amb. Hills – due to the significant losses of shareholder value that occurred at Time Warner, Lucent Technologies and American International Group (AIG) during her director tenure. This is compounded by her service as the Chair of our Board's Nominating & Corporate Governance Committee.

• The Corporate Library had further concerns: This is a stalled board at best at a company that never fully recovered from its disastrous merger with AOL. CEO pay levels are among the highest relative to actual performance, one of the clearest indicators TCL knows of board weakness and an overall absence of effective strategic focus.

The above number of less-than-best practices above reinforce the reason to take one step forward now and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

TimeWarner

Janet A. Silverman
Senior Counsel

VIA OVERNIGHT MAIL
RECEIPT CONFIRMATION REQUESTED

November 11, 2005

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Chevedden:

The letter from William Steiner that was sent via facsimile to Richard Parsons, with a copy to the Corporate Secretary of Time Warner Inc. ("TWI"), on November 2, 2005 has been forwarded to me. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to own, at the time of submitting the proposal, at least $2,000 worth of securities entitled to be voted on the proposal at the meeting and to have held such securities continuously for at least a year. Although Mr. Steiner states in his letter to TWI that verification of his stock ownership will be provided by separate letter, to date, we have not received documentary proof of this ownership. We reviewed our records of registered stockholders and could not confirm his ownership. Accordingly, as permitted by Rule 14a-8, TWI requests a written statement from the "record" holder of the TWI common stock (usually a broker or bank) verifying that, as of November 2, 2005, Mr. Steiner continuously held the requisite number of shares of TWI common stock for at least one year and providing the number of shares owned.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be provided to TWI within 14 days of your receipt of this request. Pursuant to Mr. Steiner's instructions, we are directing this request to your attention.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting your proposal and does not address or waive any of our substantive concerns.

Please address any future correspondence to my attention.

Sincerely,

Janet A. Silverman
Senior Counsel

cc: Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

DJF

DISCOUNT BROKERS

Date: 17 November 2005

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 5800 shares of Time Warner Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 10/10/1985 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

(Twx)

Post-it® Fax Note 7671	Date 11-18-05 # of pages ▸
To Janet Silverman	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-202-4124	Fax #

937-3594

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated January 5, 2006

The proposal requests that the board take all steps necessary to revise certain portions of its certificate of incorporation and by-laws, which would have the effect of removing the 80% voting requirement for shareowners to amend the by-laws.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Time Warner's 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Mary Beth Breslin
Special Counsel